EXPRESS SYSTEMS CORPORATION
114 W. MAGNOLIA STREET, SUITE 446
BELLINGHAM, WASHINGTON 98225

March 14, 2007

VIA ELECTRONIC TRANSMISSION

Mr. Michael McTiernan
Special Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Express Systems Corporation (sometimes referred to herein as “we” or the “Company”)
Response to Comment Letter, dated December 18, 2006 (“Comment Letter”) in connection with Preliminary Information Statement on Schedule 14C, filed on December 7, 2006
File No. 333-107002 (“Information Statement”)

Dear Mr. McTiernan:

In response to the Staff’s Comment Letter referenced above, the Company is herewith filing the Information Statement reflecting the comments made in the Comment Letter. The complete response may be found in the Information Statement. However, the numbered paragraph set forth below is keyed to the numbered comment in the Comment Letter and constitutes management’s response thereto. Unless otherwise defined, all capitalized terms found herein, shall have the same definitions as found in the Information Statement.

To further aid your review, we will promptly remit unmarked hard-copies as the changes made to the Information Statement were so extensive that a marked version would be difficult, if not impossible, to read.

Mr. Michael McTiernan
Securities and Exchange Commission
March 14, 2007

General

1.	We have revised the Information Statement to include the applicable information required by Items 13 and 14 of Schedule 14A.

As requested by the Staff in the Comment Letter, we hereby acknowledge the adequacy and accuracy of the disclosure in the Information Statement is the responsibility of the Company. The Company further acknowledges that Staff comment or changes in response to Staff comment in the proposed disclosure in the preliminary proxy material does not foreclose the Commission from taking any action with respect to the filing. The Company also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, if you have any questions regarding any aspect of this filing, please do not hesitate to contact our securities counsel, Rubin, Bailin, Ortoli LLP, Attention: William S. Rosenstadt, Esq. at 212-935-0900.

Cordially,

EXPRESS SYSTEMS CORPORATION

By: /s/ Randle Barrington-Foote
Name: Randle Barrington-Foote
Title: President